SUPPLEMENT DATED SEPTEMBER 1, 2005 TO THE
                 TRAVELERS RETIREMENT ACCOUNT ANNUITY PROSPECTUS

THE FOLLOWING INFORMATION SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE INFORMATION IN THE PROSPECTUS. PLEASE RETAIN THIS SUPPLEMENT AND KEEP IT WITH THE PROSPECTUS FOR FUTURE REFERENCE.

CHART ASSET ALLOCATION PROGRAM Effective September 1, 2005, the maximum charge for the CHART Asset Allocation Program is decreasing to 0.75% annually. The charge is deducted as a partial surrender on a quarterly basis from amounts held in the program. The level of the charge depends on the amount of your Contract Value allocated to the program and is as follows:

                                         ANNUAL INVESTMENT
 CONTRACT VALUE EQUAL                     ADVISORY FEE FOR
  TO OR GREATER THAN    BUT LESS THAN      CHART PROGRAM
---------------------- ---------------  -------------------
          $0               $25,000             0.75%
       $25,000             $50,000             0.75%
       $50,000             $75,000             0.50%
       $75,000             $100,000            0.35%
       $100,000            $250,000            0.25%
       $250,000            $500,000            0.15%
      $500,000+                                0.10%

The CHART program is offered by one of our affiliates, CitiStreet Financial Services LLC ("CFS"). When the charge is deducted from your Contract Value, we send the amount of the charge to CFS. Each time the charge is deducted, it will appear on your statement of account.

The charge is assessed at fixed intervals during the year, every three months, regardless of when you start or stop your enrollment in the program. If you enroll in the program immediately after a fee assessment date, you will not incur a charge for the program until nearly three months later. Conversely, if you terminate your enrollment in the program immediately after a fee assessment date, you will not receive a refund for any "unused" portion of the fee.

Your CHART charge for the period that includes September 1, 2005, will be revised to reflect the fee schedule shown above for the portion of the period occurring on or after September 1, 2005. The revised CHART charge will appear on your statement of account.

The annual fee to participate in the CHART program is in addition to any Contract fees and charges. Partial surrenders made to pay program fees will reduce your Contract Value, the guaranteed minimum death benefit, and the amount available for free withdrawals. PLEASE CONSULT WITH YOUR INVESTMENT PROFESSIONAL TO DISCUSS THE PROGRAM.

Effective September 1, 2005, CFS became an indirect wholly-owned subsidiary of MetLife, Inc. CFS is no longer affiliated with Citigroup Inc. or State Street Bank and Trust Company.

The CHART program may be changed or discontinued at any time.

In the "Summary" section under the sub-section "What expenses will be assessed under the Contract?", the following is added:

If you select and are eligible for the CHART asset allocation program, the maximum charge is 0.75% annually deducted from amounts in the Variable Funding Options.

In the "Summary" section under the sub-section "Are there any additional features?", the following is added:

     o CHART ASSET ALLOCATION PROGRAM. You may be eligible to enter into a separate investment advisory agreement with CitiStreet Financial Services LLC ("CFS"), an affiliate of the Company, for the purpose of receiving asset allocation advice under CFS's CHART Program (the "program"). Under the program, participants allocate Contract Value according to asset allocation models developed by CFS in consultation with CRA/RogersCasey, Inc., a well-known investment consulting firm. The program is not a part of the Contract issued by the Company, and you are not required to participate in the program. The program is fully described in a separate disclosure statement prepared by CFS.

In the "Fee Table" section, the following is added:

CHART ASSET ALLOCATION PROGRAM

The following table describes the annual investment advisory fee for clients who enter into an investment advisory agreement to participate in CFS's CHART asset allocation program. The annual fee is applied to the participant's current Contract Value. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender.

                                         ANNUAL INVESTMENT
 CONTRACT VALUE EQUAL                     ADVISORY FEE FOR
  TO OR GREATER THAN    BUT LESS THAN      CHART PROGRAM
---------------------- --------------- ---------------------
          $0               $25,000             0.75%
       $25,000             $50,000             0.75%
       $50,000             $75,000             0.50%
       $75,000             $100,000            0.35%
       $100,000            $250,000            0.25%
       $250,000            $500,000            0.15%
      $500,000+                                0.10%

In the "Fee Table" section, under the "Examples," the following is added:

EXAMPLE 2 -- This example assumes that you have elected the most expensive death benefit option and the CHART program at the maximum fee. Under the CHART program, you choose to enter into a separate investment advisory agreement with CFS for the purpose of receiving asset allocation advice. The example assumes that your Contract Value is allocated to the most expensive and least expensive Underlying Funds; however, under the program, your Contract Value is currently allocated amongst four Underlying Funds, each of which is substantially less expensive than the example reflecting the maximum total operating expenses. The program is not part of the Contract issued by the Company.

                                      IF CONTRACT IS SURRENDERED AT THE      IF CONTRACT IS NOT SURRENDERED OR
                                             END OF PERIOD SHOWN:           ANNUITIZED AT END OF PERIOD SHOWN:
                                      -----------------------------------   ------------------------------------
FUNDING OPTION                        1 YEAR  3 YEARS  5 YEARS  10 YEARS    1 YEAR  3 YEARS  5 YEARS   10 YEARS
---------------                       ------- -------- -------- ---------   ------- -------- --------- ---------
Underlying Fund with Minimum Total
Annual Operating Expenses              745     1054     1390      2756       245      754      1290      2756
Underlying Fund with Maximum Total
Annual Operating Expenses              881     1458     2053      4027       381     1158      1953      4027


In the section entitled "Charges and Deductions," the sub-section "CHART Asset Allocation Program Charges" is replaced with the following:

CHART ASSET ALLOCATION PROGRAM FEE

If you are a participant in the CHART Program, there is an additional fee. Please see the "CHART Asset Allocation Program" sub-section under the section "Asset Allocation Programs" in this prospectus.

Under the "Transfers" section, the following is added:

                         CHART ASSET ALLOCATION PROGRAM
--------------------------------------------------------------------------------

GENERAL

Asset allocation is a method of investment diversification that allocates assets among asset classes with the goal of managing investment risk and potentially enhancing returns over the long term. An asset Class refers to a category of investments having similar characteristics, such as stocks/equities, bonds/ fixed income, and cash equivalents. There are often further divisions among wider asset classes, for example, classes representing company size (large cap, mid cap, and small cap), and classes representing foreign and U.S. investments.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility over the long term. THERE IS NO ASSURANCE THAT INVESTMENT RETURNS WILL BE BETTER THROUGH PARTICIPATION IN AN ASSET ALLOCATION PROGRAM -- INVESTMENTS MAY STILL LOSE MONEY AND EXPERIENCE VOLATILITY.

THE ASSET ALLOCATION PROGRAM DESCRIBED BELOW IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY. THE COMPANY IS NOT REGISTERED AS AN INVESTMENT ADVISER, AND IS NOT OFFERING INVESTMENT ADVICE IN MAKING AVAILABLE THE ASSET ALLOCATION PROGRAM.

CHART ASSET ALLOCATION PROGRAM

An affiliate of the Company, CitiStreet Financial Services LLC ("CFS"), offers an asset allocation program to participants of qualified retirement plans who own the Contract individually or are participants in a group Contract owned by the plan (collectively, "participants"). The program, called "CHART", is available for an additional asset-based fee that is payable by the participant to CFS for offering the program. When a participant elects the program ("program participant"), he or she must enter into an investment advisory agreement with CFS. CFS has a fiduciary obligation with respect to program participants. CFS may not offer the program to all purchasers of the Contract.

Affiliates of CFS, CitiStreet Associates LLC, a licensed insurance agency, and CitiStreet Equities LLC, a broker-dealer, may receive compensation payable by the Company for selling the Contract to your plan and for additional contributions made by plan participants. CFS, CitiStreet Associates LLC, and CitiStreet Equities LLC are subsidiaries of CitiStreet Retirement Services LLC, an indirect wholly-owned subsidiary of MetLife, Inc.

THE FOLLOWING IS A GENERAL DESCRIPTION OF THE CHART PROGRAM - A COMPLETE DESCRIPTION IS AVAILABLE IN THE DISCLOSURE STATEMENT FOR THE PROGRAM. NOTE:
THERE ARE LIMITATIONS ON THE INVESTMENT ADVISORY ACTIVITIES THAT CFS'S REPRESENTATIVES CAN PERFORM FOR PROGRAM PARTICIPANTS. PLEASE REFER TO THE DISCLOSURE STATEMENT AND OTHER DOCUMENTS THAT CFS IS REQUIRED TO PROVIDE TO YOU.

Participants who enter into an investment advisory agreement with CFS to participate in the program are authorizing CFS to allocate their Contract Value according to asset allocation models developed in consultation with CRA/RogersCasey, Inc., a well-known investment consulting firm. When electing the program, a program participant must complete a questionnaire designed to evaluate his or her risk tolerance and investment time horizon. Based on the results of the questionnaire, participants are matched to an investor profile. Each investor profile establishes allocation percentages among four "program funds", each of which is a Variable Funding Option offered under the Contract. Currently, the program funds are CitiStreet International Stock Fund, CitiStreet Small Company Stock Fund, CitiStreet Large Company Stock Fund and CitiStreet Diversified Bond Fund. Each of the program funds is advised by CitiStreet Funds Management LLC, an affiliate of CFS.

Periodically, CFS reviews its investment model and each investor profile, and may make changes to the allocation percentages between the asset classes of the investor profiles, may change the number of asset classes, or may change the program funds. If, as a result of such review, a change is made to an investor profile, CFS will notify program participants in advance of the change, and the participant will have the opportunity to reject the change.

At any time, a program participant can request a change to his or her investor profile or the allocation of his or her Contract Value amongst the Variable Funding Options, or can elect to terminate the program. Participants are encouraged to regularly reconsider their investor profile or allocation by calling CFS for a review at the phone number provided in the investment advisory agreement. Participants are encouraged to do this at least once a year. In addition, program participants will receive a quarterly performance report from the Company that provides information about the Variable Funding Options.

Only the program funds are available for use with the CHART program. A program participant can elect to have his or her Contract Value "rebalanced" among the program funds on a monthly, quarterly, semi-annual, or annual basis, to maintain the asset allocation percentages originally selected according to the model portfolio or a customized portfolio.

PROGRAM FEES - DEDUCTIONS FROM CONTRACT VALUE

CFS charges an annual asset-based fee to participate in the program as a percentage of the participant's Contract Value, as described in the table below.

                                         ANNUAL INVESTMENT
 CONTRACT VALUE EQUAL                     ADVISORY FEE FOR
  TO OR GREATER THAN    BUT LESS THAN      CHART PROGRAM
---------------------- --------------- ---------------------
          $0               $25,000             0.75%
       $25,000             $50,000             0.75%
       $50,000             $75,000             0.50%
       $75,000             $100,000            0.35%
       $100,000            $250,000            0.25%
       $250,000            $500,000            0.15%
      $500,000+                                0.10%

Please refer to the disclosure statement for the program for a detailed description of how and when the annual program fee is calculated and when it is deducted.

The annual fee to participate in the program is in addition to any Contract fees and charges. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender. Partial surrenders made to pay program fees will reduce the participant's Contract Value, the guaranteed minimum death benefit, and the amount available for free withdrawals. PLEASE CONSULT WITH YOUR INVESTMENT PROFESSIONAL TO DISCUSS THE PROGRAM.

Under the section entitled "Distribution of Variable Annuity Contracts," the paragraph entitled "CitiStreet Equities LLC/CitiStreet Associates LLC" is replaced with the following:

CITISTREET EQUITIES LLC/CITISTREET ASSOCIATES LLC. The Company and TDLLC have entered into a selling agreement with CitiStreet Equities LLC. CitiStreet Equities LLC and its affiliate, CitiStreet Associates LLC, are affiliates of the Company and MetLife, Inc. Registered representatives of CitiStreet Equities LLC, who are properly licensed and appointed, may offer the Contract to customers. In addition to compensation described above, CitiStreet Equities LLC receives compensation for the hiring and training of sales representatives and for meeting certain gross sales goals and net sales goals (sales less redemptions) which may cause CitiStreet Equities LLC or its representatives to favor the Company's products. The Company has also entered into an agreement with CitiStreet Associates LLC whereby the Company pays CitiStreet Associates LLC fees in connection with CitiStreet Associates' provision of certain administrative, recordkeeping, marketing and support services in relation to annuity contracts sold by CitiStreet Equities LLC in connection with Section 401(a), 401(k), 403(b), 457(b) and 408(b) plans. Any compensation payable to CitiStreet Associates LLC or CitiStreet Equities LLC will be made by TDLLC or the Company out of its own assets and will not result in any additional direct charge to you.

CitiStreet is a service mark of Citigroup Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.



L-24550                                                          September, 2005